

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Fen Zhang
Chief Executive Officer
Eureka Acquisition Corp
c/o Ogier Global (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman, KY1-9009
Cayman Islands

      Re: Eureka Acquisition Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed June 25, 2024
           File No. 333-277780

Dear Fen Zhang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

1.   We note that the trust account termination letter attached as Exhibit A to Exhibit 10.2, the Investment Management Trust Agreement, states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds…." Nasdaq Listing Rule IM-5101-2 states that "[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

   Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Arila Zhou